Exhibit 99.1

Paris, January 25, 2007

Investor contacts:	Jérôme Arnaud
+33 (0) 6 07 35 80 87

+1 650 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company +44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 650 567-8109

speters@ilog.com

ILOG ANNOUNCES 2007 SECOND QUARTER RESULTS

PARIS, France and MOUNTAIN VIEW, Calif. – January 25, 2007 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced its fiscal second quarter results highlighted by 27% overall revenue growth, year over year. Second quarter revenues were $39.4 million and U.S. GAAP earnings per share were $0.05. This compared with revenues of $31.0 million and U.S. GAAP losses per share of ($0.01) in the prior year’s second quarter.

“We are continuing to benefit from service-oriented architectures (SOA) as a driver of IT spending for our business rule management system (BRMS) offering, especially in Europe,” said ILOG Chairman and CEO, Pierre Haren. “We had good growth across all of our geographic regions this quarter and a strong overall product license growth of 24%. Our professional services also grew an impressive 49%, which is particularly gratifying for us as successful consulting engagements frequently lead to additional license sales from our installed base.”

Professional services growth was a major highlight, particularly in the U.S., as businesses increasingly engaged ILOG expertise to speed the deployment and lower the risk of their BRMS and planning and scheduling projects. Maintenance revenue growth of 15% was in line with the company’s expectations.

BRMS product growth of 39%, including license and maintenance revenues, in the second quarter was led by the banking sector, particularly in Europe, and capped off a strong 2006 calendar year for that product line. The quarter’s largest deals included more business from the Santander Group’s IT division, which added ILOG Rules for .NET® to its SOA strategy, and a deal with a leading global financial firm where ILOG JRules® will be used for account management and financial reporting applications in the U.S. and in the UK. A large Australian banking group will use ILOG JRules, in conjunction with FileNet’s® P8 Business Process Management Suite, to service residential mortgages in Australia.

Optimization product revenues grew 4%, including license and maintenance fees. The optimization highlights of the quarter included successful deployment of a second Fab PowerOps™ (FPO) module, the Company’s semiconductor production scheduling product, at IBM’s® Fishkill semiconductor fab facility. Another highlight included the successful deployment of

ILOG Plant PowerOps® by a leading international food and beverage company, resulting in added services revenue for the quarter.

“We’re investing to extend our optimization product line and have restructured our sales organization to better leverage higher-value segments of the manufacturing and supply chain markets. This quarter, some of our high-profile customers have endorsed this strategy through product and services purchases. In addition, the Company’s success with FPO at IBM has led to a joint marketing deal where IBM will market FPO as part of the IBM View™ suite of manufacturing execution systems. We are optimistic as we enter the New Year that these investments and the joint marketing agreement with IBM will pay dividends,” added Haren.

Our visualization product line experienced better results than in the previous quarters with a year over year growth of 9%, including both license and maintenance revenues, as a result of some mid-sized deals from leading telecom, defense and transportation companies in Europe and Asia.

On a calendar year basis, 2006 shows a sharp improvement over 2005, with US GAAP revenue growth of 17%, from $126 million in calendar year 2005 to $147 million in calendar year 2006, and net income improving 46%, from $4.6 million in calendar year 2005 to $6.7 million in calendar year 2006.

Business Outlook

Due to positive market trends that will likely continue to favor the Company’s current offerings, ILOG’s management increases its revenue growth target for fiscal year 2007 from 10% to more than 17% compared to FY06, while maintaining its goal of improved US GAAP profit year over year.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. European Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Gavin Anderson at +44 20 7554 1400. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 775 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results and the price of our shares or ADSs, factors affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenue due to consultants with specialized expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks in the quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Statements of Operations (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended			Six Months Ended
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2006	2005	2006	2006	2005	2006
	(In thousands, except for per share data)
Revenues:
License fees	$18,871	$15,200	€14,446	$35,063	$30,085	€27,154
Maintenance	10,796	9,351	8,365	21,214	18,875	16,542
Professional services	9,685	6,483	7,474	18,845	12,809	14,667
Total revenues	39,352	31,034	30,285	75,122	61,769	58,363

Cost of revenues:
License fees	251	261	192	481	451	372
Maintenance	1,376	1,095	1,061	2,613	2,036	2,028
Professional services	7,456	5,086	5,761	14,492	10,046	11,280
Total cost of revenues	9,083	6,442	7,014	17,586	12,533	13,680

Gross profit	30,269	24,592	23,271	57,536	49,236	44,683

Operating expenses:
Marketing and selling	15,872	14,067	12,259	29,901	26,886	23,200
Research and development	7,641	6,363	5,982	15,169	12,443	11,862
General and administrative	5,668	4,389	4,304	10,348	8,036	7,934
Total operating expenses	29,181	24,819	22,545	55,418	47,365	42,996

Income from operations	1,088	(227)	726	2,118	1,871	1,687
Net interest income (loss) and other	479	163	354	1,057	352	792
Income before taxation	1,567	(64)	1,080	3,175	2,223	2,479
Income taxes expense (benefit)	675	80	510	1,036	179	793
Net income	$892	$(144)	€570	$2,139	$2,044	€1,686

Earnings per share
- Basic	$0.05	$(0.01)	€0.03	$0.12	$0.11	€0.09
- Diluted	$0.05	$(0.01)	€0.03	$0.12	$0.11	€0.09

Share and share equivalents used in per share calculations
- Basic	18,225	17,967	18,225	18,143	17,950	18,143
- Diluted	18,607	19,271	18,598	18,476	19,197	18,459

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Dec 31	June 30	Dec 31
	2006	2006	2006
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$55,261	$61,442	€48,199
Short-term investments	8,218	7,804	-
Accounts receivable	36,900	29,683	28,018
Other receivables and prepaid expenses	10,956	9,330	7,914
Total current assets	111,335	108,259	84,131

Long-term assets:
Tangible and intangible assets - net	6,156	6,902	5,430
Other long-term assets	11,066	3,601	7,962
Total long-term assets	17,222	10,503	13,392

Total assets	$128,557	$118,762	€97,523

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$25,376	$24,018	€19,268
Current portion of capital lease obligations	297	354	226
Deferred revenue	27,043	24,426	20,537
Total current liabilities	52,716	48,798	40,031

Long-term liabilities:
Long-term portion of capital lease obligations	92	210	70
Other long-term liabilities	1,125	942	1,246
Total long-term liabilities	1,217	1,152	1,316
Total liabilities	53,933	49,950	41,347

Shareholders' equity:
Paid-in capital	95,487	92,309	48,361
Treasury stock	(8,246)	(6,890)	(6,710)
Accumulated deficit and other comprehensive income	(12,617)	(16,607)	14,525
Total shareholders' equity	74,624	68,812	56,176

Total liabilities and shareholders' equity	$128,557	$118,762	€97,523

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	Dec 31	Dec 31	Dec 31
	2006	2005	2006
	(In thousands)
Cash flows from operating activities:
Net Income	$2,139	$2,044	€1,686
Depreciation and amortization	1,189	1,339	924
Share-based compensation	1,244	1,786	665
Deferred income taxes	867	-	664
Unrealized gain (loss) on derivative instruments	(102)	(26)	(75)
Result or depreciation of equity in affiliates	79	-	60
Change in working capital	(5,977)	(6,870)	(4,316)
Net cash used for operating activities	(561)	(1,727)	(392)

Cash flows from investing activities:
Acquisition of fixed assets and business	(7,463)	(1,468)	(5,822)
Sale (Purchase) of short term investments, net	(127)	(7,425)	-
Net cash used in investing activities	(7,590)	(8,893)	(5,822)

Cash flows from financing activities:
Repayment of capital lease obligations	(193)	(274)	(152)
Cash proceeds from issuance of shares	1,933	2,950	1,503
Purchase of treasury stock	(1,358)	(4,381)	(1,044)
Net cash provided by (used for) financing activities	$382	$(1,705)	307

Impact of exchange rate changes on cash and cash equivalents	1,588	(972)	(363)

Net increase (decrease) in cash, cash equivalents	(6,181)	(13,297)	(6,270)
Cash and cash equivalents, beginning of period	61,442	61,730	54,469
Cash and cash equivalents, end of period	$55,261	$48,433	€48,199

Discussion of Income Statement for the Quarter Ended December 31, 2006

Revenues and Gross Margin

Revenues in the quarter increased to $39.4 million from $31.0 million, or by 27%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 21%.

Revenues by region were as follows:

	Three Months Ended
	Dec 31	Dec 31	Change
	2006	2005	As Reported	Constant $
North America	$17,905	$14,380	25%	25%
Europe	17,657	14,057	26%	14%
Asia Pacific	3,790	2,597	46%	42%
Total revenues	$39,352	$31,034	27%	21%

License fee revenues increased by 24% compared to the same quarter last year as a result of a very good performance of our BRMS product line across all geographies, more particularly in Europe. Maintenance revenues grew 15% in the quarter compared to the same quarter last year. This increase is the result of ILOG’s growing installed base.

Professional services revenues continued to grow significantly, posting an increase of 49% in the quarter compared to the same quarter last year. This increase is mainly the result of BRMS implementations and continued support for existing ILOG customers. Related gross margin for the quarter is 23% compared to 22% in the same period in the preceding year and also higher than the average 21% rate observed during fiscal 2006.

Operating Expenses

The 18% increase in operating expenses over the same quarter last year is primarily due to the stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros, and to payroll-related costs.

On December 31, 2006, the Company had 775 employees, compared to 706 a year earlier. This increase is equally distributed throughout the departments of the Company, and is generally connected to its growth and the need to reinforce back office and customer facing departments.

In addition, research and development costs include a French research tax credit in the quarter for $1.5 million as compared to $1.0 million in the same quarter last year. This $1.5 million tax credit is recorded as a reduction of the research and development costs and relates to costs incurred in calendar 2006.

Income Taxes

The income tax expense amounted to $0.7 million compared to $0.1 million, in the same quarter last year, as a result of the profitability of the quarter. The income tax expense in the quarter is mainly comprised of a deferred tax charge for $0.6 million, utilizing part of the $1.2 million deferred tax benefit accounted for at the end of June 2006. This deferred tax benefit represented part of the net operating losses carried forward in the US and France that the Company is more likely than not going to use in this current fiscal year.

Discussion of Income Statement for the Six Months Ended December 31, 2006

Revenues and Gross Margin

Revenues in the six-month period increased to $75.1 million from $61.8 million, or by 22%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 18%.

Revenues by region were as follows:

	Six Months Ended
	Dec 31	Dec 31	Change
	2006	2005	As Reported	Constant $
North America	$35,586	$30,458	17%	17%
Europe	31,655	25,552	24%	15%
Asia Pacific	7,881	5,759	37%	35%
Total revenues	$75,122	$61,769	22%	18%

License revenues increased by 17%, from $30.1 million in the same six month period last year, to $35.1 million this year. The growth is primarily due to the BRMS product line across all regions, with an overall increase of 32% during the period, while optimization product line slightly decreased and visualization product line increased by 13%. In the six-month period, the BRMS, optimization and visualization product lines represent 51%, 31% and 18%, respectively, of the licenses revenues, as compared to 45%, 36% and 19% a year ago.

Overall maintenance revenues increased by 12% compared to last year, reflecting ILOG’s growing installed base.

Professional services increased by 47%, year over year, reflecting the Company’s promotion of more and more services to help customers develop applications with ILOG’s BRMS. For the six-month period, gross margin for professional services increased to 23%, as compared to 22% last year.

Operating Expenses

The 17% increase in operating expenses over the prior year is primarily due to additional hiring, salary increases that were applied in the second quarter of last year and also the stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros.

Income Taxes

The income tax expense amounted to $1.0 million compared to $0.2 million, year over year, as a result of the profitability of the six-month period. The income tax expense in the six-month period mainly consisted of a deferred tax charge for $0.8 million, utilizing part of the $1.2 million deferred tax benefit accounted for at the end of June 2006. This deferred tax benefit represented part of the tax net operating losses carried forward in the US and France that the Company is more likely than not going to use in this current fiscal year.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totalled $63.5 million at December 31, 2006, down from $69.2 held on June 30, 2006 primarily due to the purchase of a 33% ownership stake in Prima Solutions, a Paris-based provider of insurance software platforms and a 35% ownership interest in the Chinese partner FirstTech. Operating activities used $0.6 million in order to finance the need for additional working capital due to the growth of the operations, mainly offset by the profitability of the six month period. Investing activities for the quarter, excluding short-term investments in cash, amounted to $7.5 million for the purchase of the above-referenced acquisitions and IT equipment purchases. Cash provided by financing activities netted $0.4 million and included the acquisition of treasury stocks in the amount of $1.4 million offset by proceeds from issuance of shares under exercise of stock options in the amount of $1.9 million. Accounts receivable as of December 31, 2006 stayed level at 75 days sales outstanding as in June 30, 2006.

As of December 31, 2006, shareholders’ equity was $74.6 million, an increase of $5.8 million from $68.8 million at June 30, 2006, mainly as a result of the Company’s profitability on the quarter and the exercise of stock options and warrants. On December 31, 2006, the Company had 18,806,381 shares issued and outstanding, compared to 18,542,133 at June 30, 2006, due to the exercise of 264,248 stock options and warrants.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark of ILOG, and Rules for .NET, JRules, Plant PowerOps and Fab PowerOps are trademarks of ILOG. All other trademarks are the property of their respective owners.